

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 16, 2014

VIA E-MAIL

Paula Minella, Esq.
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, Massachusetts 02117

      RE: John Hancock Life Insurance Company (U.S.A.):
             John Hancock Life Insurance Company (U.S.A.) Separate Account A
              "Accumulation Variable Universal Life 2014" (National Version)
             Initial Registration Statement filed on Form N-6
             File Nos. 811-4834 and 333-193994

             John Hancock Life Insurance Company of New York:
             John Hancock Life Insurance Company of New York
             Separate Account B
              "Accumulation Variable Universal Life 2014" (NY Version)
             Initial Registration Statement filed on Form N-6
             File Nos. 811-8329 and 333-193995

Dear Ms. Minella:

      The staff reviewed the above-referenced initial registration statements, which the Commission received on February 18, 2014. We have given the registration statements selective review. Based on our review of the National Version, we have the following comments, which unless indicated otherwise apply to both filings.

      Page references unless indicated otherwise are to the pages of the marked courtesy copy of the National Version provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   For the NY Version, please ensure that all references to the Depositor of the National Version have been revised accordingly. For example, please note the references to the National Version Depositor on pages 8 (preamble to fee tables), 9 (preamble to second fee table), and 24 and 25 (second paragraph under "Description of Separate Account B").

PROSPECTUS

3.   Summary of Benefits and Risks (page 4)

a.   As with the other risks discussed in the summary, please summarize the market timing and disruptive trading risks on page 6 and then provide a cross-reference to the more detailed discussion of the risks to be provided later in the prospectus, *e.g.*, page 32.

In doing so and subject to further staff review, please ensure that all disclosure required by Item 6(f) is provided.

b.   Under "Withdrawals" on page 5, please make the last sentence (right to refuse a withdrawal) consistent with the last sentence of the first paragraph under "Withdrawals" on page 33, *i.e.*, the latter only refers to the minimum Face Amount.

4.   Fee Tables (page 8)

a.   In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to be a modified narrative explanation as contemplated by Item 3. *See* Instruction 1(b) to Item 3. Instead, please provide the footnote requested in comment b. below.

For the first sentence, please also revise "buying and owning" to "buying, owning, and surrendering."

b.   For the surrender charge and all other charges in all three tables that depend on a policy owner's characteristics, please provide an appropriate footnote as required by Instruction 3(b) of Item 3, that discloses that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

c.   For the surrender charge and all other charges that provide for a maximum and minimum charge, the maximum charge should always appear first and precede the minimum and representative charge.

d.   Please reconcile the fact that the Guaranteed Rate for the minimum charge for the Cost of Insurance on page 9 and the Return of Premium Death Benefit Rider on page 10 are higher than their respective Current Rates.

e.   Please add a statement to footnote 4 to the "Periodic Charges Other than Fund Operating Expenses" to explain that the asset-based risk charge is not currently imposed.

f.   In footnote 1 to the "Rider Charges" table, please clarify whether the reference to "minimum rate" and "maximum rate" are to the "guaranteed" or "current" rates.

g.   Please confirm with the staff that the individual "Portfolio Annual Expenses" table beginning on page 12 will be updated to reflect charges as of Dec. 31, 2013, as well as any applicable footnotes, *e.g.*, end dates of any contractual waivers.

Please also modify the corresponding dates wherever else applicable in the prospectus, *e.g.*, first paragraph under "Table of Investment Options and Investment Subadvisers" on page 15.

5.   **Detailed Information – Table of Investment Options and Investment Subadvisers (page 15)**

a.   Please revise the caption for the second column of the table beginning on page 16 to refer to the investment adviser and any applicable subadviser rather than to "Portfolio Manager." Item 4(c)(3).

b.   Please expand the "Valuation" subsection on page 23 to include all disclosure required by Item 7(f).

6.   **Description of John Hancock USA (page 24)**

a.   For the National Version, please provide the address of the depositor. Item 4(a).

b.   For the NY Version, please disclose that John Hancock NY is licensed only to do business in New York.

Moreover, please confirm with the staff that all other parts of the prospectus have been appropriately modified to reflect this fact. For examples, though not exhaustive, please note the following disclosure.

    i.   The third to last sentence of the last paragraph preceding "Repayment of policy loans" on page 34.

        ii.   The last paragraph under "Other charges we could impose in the future" on page 37.

    c.   Please confirm the accuracy of the description of "MFC" as the holding company of John Hancock USA in the National Version on page 24 and its description as the holding company of Manulife Financial on page 24 of the NY Version.

7.   For the NY Version, please confirm the accuracy of the deletion of "scheduled and unscheduled" in the first paragraph under "The death benefit" on page 25.

8.   For the NY Version, in the second paragraph under "Policy loans" on page 34 (beginning with "The minimum amount …"), please delete "after the tenth policy year the first time it appears in the third sentence.

9.   **Description of charges at the policy level (page 35)**

    a.   For clarity in the National Version, please make sure all sub-captions have been retained, *e.g.*, "Premium charge" in the first bullet point under "Deduction from premium payments" and "Surrender charge" in the ninth bullet point under "Deduction from policy value" appearing on page 36.

    b.   In addition to disclosing the consideration received in exchange for a particular charge, please also specify the applicable charge, *e.g.*, loan interest rate and transfer fee at the top of page 36 rather than cross-referencing to another part of the prospectus. Item 5(a).

    c.   The explanation of the calculation of the surrender charge on page 36 is very ambiguous in part due to the complete lack of disclosure of how the "alternate surrender charge" in prong (b) is calculated. In addition, the example should be clearer as to what the $20,040 and $30,070 values represent and how they were determined. Please revise accordingly.

10.   Please confirm that disclosure under "Tax considerations" beginning on page 45 is current.

11.   On back cover page, please confirm that the telephone number for the public to use to obtain information on the operation of the Public reference Room is current.

STATEMENT OF ADDITIONAL INFORMATION

12.   Rather than refer the reader to the prospectus for the address and telephone number to obtain a copy of the prospectus, please provide the information on the front cover page of the statement of additional information.

13.   Please revise the period ended date in "Independent registered public accounting firm" on page 2.

14.   Please confirm and revise if necessary the principal address for JH Distributors in the second paragraph under "Principal Underwriter/Distributor on page 3. In more recent filings, the principal address was identified as 200 Bloor Street East, Toronto, Canada M4W 1E5.

PART C

15.   Please file any applicable custodian agreements as required by Item 26(b). Moreover, when including any agreements as exhibits, please file actual agreements, rather than forms of agreement when possible.

16.   Based on the fact that under "Powers of Attorney" at the end of Item 26, the powers of attorney for most of the directors that have signed the registration statement are to be filed by pre-effective amendment. Please explain to the staff how Mr. Hoodlet had the authority to sign on behalf of the directors as indicated on the signature (last) page of the registration statement.

17.   Please confirm the disclosure required by Item 28 and its Instructions 1 and 2 will be provided in full.

18.   Please provide the information and in the format required by Item 30(c).

19.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

20.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office